

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2012

Via E-mail
Aylwin Lewis
Chief Executive Officer
Potbelly Corporation
222 Merchandise Mart Plaza, 23rd Floor
Chicago, IL 60654

> **Re:** **Potbelly Corporation**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 13, 2012**
> **CIK No. 0001195734**

Dear Mr. Lewis:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented.

Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

4. Upon filing a Form S-1, please provide a currently dated consent from the independent registered public accounting firm.

5. We note that you have elected Emerging Growth Company status in this Form S-1, your initial public offering. We also note that, pursuant to the scaled disclosure requirements of the JOBS Act, you have provided two years audited financial statements. Please note that, as you do not meet the requirements of a Smaller Reporting Company, you will be required to provide three years audited financial statements in your first Form 10-K after effectiveness of this Form S-1. Refer to Question 30 of the JOBS Act FAQ, available here: http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-igeneral.htm.

Registration Statement Cover Page

6. Please list the selling shareholder shares as a separate line item in the fee table.

Market and Other Industry Data, page ii

7. Please confirm that all market data and reports cited in the prospectus are publicly available or available through subscriptions and were not prepared in contemplation of your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

8. We note your disclosure on page ii that you use data from Technomic, Inc., the National Restaurant Association, market research reports, analyst reports and other sources. Please provide us with a copy of such data as it relates to the statements you make in the prospectus.

9. Please revise this section to remove the implication that information contained in the prospectus may not be accurate or reliable by providing that you act and believe that the information is true and accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Prospectus Summary, page 1

10. We note that your summary, in large part, repeats identical information contained in your Management's Discussion and Analysis of Financial Condition and Results of Operations on page 36 to 38 and your Business section on page 51 to 54. Please revise the summary

to identify those aspects of the offering that are most material to you. Refer to Item 503 of Regulation S-K.

The Neighborhood Sandwich Shop, page 1

11. Please revise the summary section and throughout to eliminate non-substantiable statements such as the statements on pages 1 and 2 that you offer "irresistible food served by friendly people in a warm and welcoming environment," that your shops are a "destination for people who love great food," that you offer "craveable" salads and "delicious" cookies, that your "employees are nice people that interact with [your] customers in a genuine way," that your shops have a "lively atmosphere" and that the live, local musicians add to the "positive vibe." We also note statements such as "we are a fun, friendly and hardworking group of people who enjoy taking care of our customers, while at the same time taking care of each other" on page 1, "powerful shop economics" and "proven" shop model on page 2, "terrific returns," "proven" management team, "proven" leadership on page 3, "tasty" side dishes on page 56 and "the perfect balance of ingredients with the last bite tasting as good as the first" on page 52. Please revise.

12. Similarly, please revise to clarify what you mean by and provide the basis for your statements that you offer a "unique combination of product, people and place," that you offer your products at a "fair price," that you "develop a strong connection with your customers" and that you have a devoted base of Potbelly fans on page 1 and page 52, and "rigorous" site selection on page 3.

13. Please revise the first sentence in the second paragraph to state as a belief.

Industry Overview, page 2

14. Please revise to clarify that there is no guarantee that the increase in sales in the Other Sandwich category in the LSR segment will continue and that there is no guarantee that the increase in sales in this segment indicates that your sales will increase.

Our Competitive Strengths, page 2

15. Please revise to clarify what you mean by "wholesome" food and "high quality" ingredients in the first paragraph of this section on page 2. In this regard, explain whether you mean to state that you offer food products made from whole grains and that the ingredients that you use have been independently verified as "high quality."

16. Substantiate why you provide a "superior" experience and revise to state as a belief. Have your customers compared your service and lively atmosphere against your competitors in surveys? Alternatively, remove descriptive language that cannot be substantiated.

17. Please balance the disclosure in the last paragraph on page 2 by disclosing that you have been facing increased commodity costs, which you have been able to partially offset by raising prices, but that you may be unable to maintain such shop-level profit margins in the future.

18. Please revise the second-to-last sentence of the second paragraph of this section to clarify that you do not always provide live music at your locations. Also revise throughout your prospectus accordingly.

19. Please revise the first and sixth sentences in the second paragraph on page 3 and the third sentence in the second to last paragraph on page 3 to state as beliefs.

20. Please revise to clarify what you mean by "a base of devoted Potbelly fans" on page 3.

Our Growth Strategies, page 3

21. Please revise to clarify what you mean by "neighborhood engagement activities" and "location-specific approach" on page 3.

22. Please revise to balance your disclosure in the second paragraph on page 3 by disclosing that in your most recently completed fiscal year you closed five shops.

Risk Factors, page 23

Increased commodity, energy and other costs could decrease our shop-level profit, page 12

23. We note the statement that the drought in 2012 and the "resulting effects on certain commodities prices, including those of meats and grains, may not be fully experienced to date." Given that you are now well into fiscal 2012, please revise to state whether commodity prices have been increasing and disclose with greater specificity the commodity products that have seen such increases.

Our long-term success is highly dependent on our ability to successfully identify, page 13

24. Please expand this risk factor to include a brief statement regarding the five stores you closed in your most recently completed fiscal year or tell us why such a discussion is not necessary or appropriate for this risk factor.

25. Revise this risk factor or disclose in a separate risk factor the risks of not owning any of your locations.

Because many of our shops are concentrated in local or regional areas, page 15

26. We note your disclosure regarding the shop closures on the east coast due to Hurricane Sandy. Please revise to disclose how many of your shops were closed due to Hurricane Sandy and discuss the length of time the respective shops were closed.

We have a limited number of suppliers, page 18

27. Please name your sole supplier of bread and your sole distributor. Also tell us whether you are materially dependent upon such third parties.

Use of Proceeds, page 27

28. We note that you intend to use net proceeds from this offering for different purposes. Please revise the third paragraph to disclose the estimated amounts that you will use to reduce your borrowings under your credit facility and describe any other corporate purposes. Refer to Item 504 of Regulation S-K.

29. Based upon your discussion of the use of proceeds on page 27, it appears you may use a portion of the proceeds to repay the outstanding debt under your $35 million credit facility. If you elect to do so, please also provide "an adjusted" pro forma earnings per share presentation showing the effect of this repayment. The denominator in computing the adjusted pro forma earnings per share figure should be expanded to also include those common shares whose proceeds are being reflected in pro forma adjustments in the income statements (i.e. proceeds used for debt repayment). The computation of this measure should be clearly explained in accompanying footnotes to the Summary and the Selected Financial Data presentations.

Selected Consolidated Financial and Other Data, page 31

30. Reference is made to the risk factor disclosure presented on pages 13 and 14 of your document. We note your observation that your long-term success is dependent upon your ability to successfully identify and develop appropriate sites. You also state that your results have been significantly impacted by the timing of new store openings, including associated shop pre-opening costs and operating efficiencies. We note that, as a result, you have prepared your historical income statements using "Income from operations" as your measure of profitability. The use of this profitability measure is particularly appropriate given that depreciation expense has been omitted from the expenses segregated under the sub-caption "Sandwich shop operating expenses." In view of the above fact pattern and given the nature of your industry, it appears that your presentation of "Shop-level profit margin" is not consistent with the guidance set forth in Regulation G and Item 10(e) of Regulation S-K for non-GAAP financial measures. It is also not clear why management believes that the presentation of this financial measure provides useful information to investors regarding results of operations. You disclose, on pages 1

and 3, respectively, that your base of stores grew 13.4% over the twelve months ended September 23, 2012 and that you plan to grow Potbelly shops at a rate of 10% annually over the long-term. However, you omit the associated costs of this growth from your profitability measure, including compensation to the senior management team whose efforts are a "key driver" of your success and also position you to execute your long-term growth strategy. Depreciation expense has been omitted from the cost of sales, as well. In this regard, we do not believe that "shop-level profit margin" is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Please omit this measure, here, from your Summary Financial Data presentation and elsewhere throughout the filing, or provide us with additional support for this presentation. We may have further comments upon review of your response.

31. We note your explanation of adjusted EBITDA in note 4 on page 34. You state that you have adjusted EBITDA to eliminate the impact of certain items, including non-cash items and other items which you do not deem to be representative of your ongoing performance. We note you have eliminated pre-opening costs within your adjustments. It is unclear how these costs are consistent with your explanation, as they are cash expenses and recur for the company on a consistent basis. In addition, you state on page 59 that you intend to continue to expand your number of locations by approximately 10% annually, thus making pre-opening costs an integral and ongoing cost in implementing your ongoing business strategy. As such, it appears the elimination of pre-opening costs may be confusing when described as a cost which is not representative of your ongoing business. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Overview, page 36

32. We note your disclosure in the second bullet point on page 37 that you achieved ten consecutive quarters of positive comparable store sales growth. Please revise to clarify, if possible, whether such growth was generated by increased traffic, increased average check amount and/or menu changes.

39 Weeks Ended September 23, 2012 Compared to 39 Weeks Ended September 25, 2011, page 40

Revenues, page 41

33. You disclose that approximately 73% of the increase in revenues for this period was attributable to non-comparable store sales. On page 38, you explain that new shops generally open with an initial start-up period of higher than normal sales volume. Therefore, it appears reasonable to conclude that a significant portion of your increase in revenues is due to a volume of sales which is unlikely to be sustained for those shops. As

a result, please expand your discussion to explain whether or not your results represent an overall trend which is likely to continue in future periods, including any uncertainties in your assessment. This comment also applies to your discussion of fiscal year 2011 revenues on page 43.

Contractual Obligations, page 47

34. Because the table of contractual obligations is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that the interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. You may also determine the appropriate methodology to estimate interest payments. The methodology should be clearly explained in a footnote to the table. Please consider whether or not it is practicable to include scheduled interest payments in the table.

Our Competitive Strengths, page 52

Business, page 51

35. Please revise to disclose how your hot peppers are "unique" on page 52. Alternatively, please remove this adjective.

36. We note your disclosure on page 52 that "[your] menu regularly evolves based on consumer trends and customer feedback." Please revise to disclose how frequently you change your menu, how you determine consumer trends, and how you obtain customer feedback.

37. Please revise to disclose how your shops are "strongly integrated into the neighborhood" and how they reflect the "unique character of each neighborhood" on page 53. It appears that most of your shops have similar décor and food offerings.

38. We note your disclosure that your "'Vision is to create the Potbelly Nation.'" Please revise to provide a brief definition for the term "Potbelly Nation." Alternatively, to the extent that this is marketing language, please remove.

39. Please revise your disclosure on page 53 to describe how you emphasize "integrity, teamwork, accountability, positive energy and coaching throughout all levels of [your] organization." In addition, please disclose how you "empower [your] employees to do what is right" and how you "encourage them to perform at their personal best." Explain how this separates you from your competitors. Alternatively, please remove such statements.

40. Please provide support for your belief on page 53 that your turnover rate is "meaningfully lower than the U.S. restaurant industry as a whole."

41. Please tell us why you believe that the Potbelly Advantage encourages innovation on page 53.

Our Growth Strategy, page 53

42. We note your disclosure on page 54 that you have "enhanced capabilities around in-line-order taking by using a proprietary tablet system to further increase throughput." Please revise to disclose whether all of your company-run and franchised stores utilize this system, and please revise to describe how this system has enhanced your ability to take orders.

43. We note your disclosure on page 54 regarding your "versatile shop format." Please revise to describe these formats as it appears that you also strive to have a consistent aesthetic to your shops.

44. We note your disclosure regarding your "self-funded development model" on page 54. Please revise to briefly describe this model as we note that you have a credit facility.

45. Please revise to clarify what you mean by "strong financial discipline" on page 54.

46. Please revise your statement on page 54 that "a significant contributor to this success is word-of-mouth publicity" to state as a belief, and explain the basis for such belief. In addition, please describe your "grass roots approach to integrating your shops deep within a neighborhood" and tell us why you believe that "Potbelly is a recognized brand beyond the neighborhoods in which [you] currently operate." Finally, please provide support for your belief regarding your "positive brand perception."

47. Please revise your disclosure on page 54 to identify the selected markets in the United States in which you have initiated a program to franchise. In addition, please revise to clarify what you mean by your disclosure that you "intend to expand the number of franchise shops on a disciplined basis as [you] develop your franchise program."

48. Please revise to briefly describe your "franchise program" and the material terms of your agreement with Alshaya Trading Company W.L.L., including the specific countries where Alshaya Trading Company W.L.L. may open stores and whether the agreement gives exclusive franchising rights to Alshaya Trading Company W.L.L. in these countries. To the extent that Alshaya Trading Company W.L.L. does have exclusive franchising rights, please disclose as to whether Alshaya Trading Company W.L.L. is required to open a certain number of shops in these regions. In addition, we note your disclosure that Alshaya Trading Company W.L.L. is a "leading franchisee of retail brands." Please tell us whether Alshaya Trading Company W.L.L. is a franchisee of other restaurants in the Middle East and, to the extent that it is, whether this creates a conflict of interest regarding its role as a franchisee of your stores.

<u>Our Food, page 54</u>

<u>Our Menu, page 54</u>

49. Please revise to clarify what you mean by "simple" menu on page 54.

50. Please revise to clarify what you mean by "core menu items" and "high standards" on page 56.

<u>Food Preparation and Safety, page 57</u>

51. Please revise to identify the grade of the meat, if applicable, you serve and clarify what you mean by "freshness of produce."

52. We note your disclosure that you dedicate "substantial resources" to help ensure that you provide safe, quality food products. Please revise to clarify what you mean by "substantial resources" by providing quantitative information.

<u>Shop Operations and Management, page 57</u>

<u>Our People, page 57</u>

53. Please revise to provide a definition for average unit volumes, including whether this metric includes only comparable restaurants.

<u>Shop Design, page 60</u>

54. Please provide the basis for your belief that your sandwich shops are "lively neighborhood hangouts."

<u>Advertising and Marketing, page 60</u>

55. We note your disclosure on page 60 that "[h]istorically, one to two percent of [your] annual revenue has been spent on traditional marketing efforts." Please clarify whether your "traditional marketing efforts" include the activities described on page 61 in the Neighborhood Shop Marketing and the E-Marketing and Social Media section of your document.

<u>Sourcing and Supply Chain, page 61</u>

56. We note your disclosure on page 61 that you "benchmark [your] products against the competition using consumer panels." Please revise to provide greater information regarding your consumer panels and how you benchmark your products against the competition.

57. We note your disclosure that your supply chain team is "currently updating [your] procurement strategy to include contingency plans" on page 62. Please tell us, if possible, when you will be in a position to begin selecting suppliers that maintain alternative production facilities, when you plan to begin obtaining the approval of secondary suppliers or alternative products and provide the basis for your belief that your procurement strategy allows you to obtain sufficient product quantities from other sources at competitive prices.

Intellectual Property and Trademarks, page 65

58. We note your disclosure on page 54 regarding your "proprietary tablet system." Please revise to include disclosure in this section regarding this tablet system or tell us why this is not necessary.

Executive and Director Compensation, page 73

Employment Agreements, page 74

59. Please advise whether this offering qualifies as a "corporate transaction" pursuant to the employment agreements disclosed on page 74.

Related Party Transactions, page 86

Arrangements with Our Investors, page 86

2012 Warrant Issuance, page 86

60. We note your disclosure regarding the warrant issuance to Oxford Capital Partners, Inc. Please revise to disclose the material terms of the March 2012 warrant, including whether the warrant expires as of the date of this offering and the consideration you received for the warrant.

2011 Stock Repurchase, page 86

61. We note your disclosure regarding the issuance of new stock options to Bryant Keil in connection with the June 2011 stock repurchase. Please revise to briefly describe the terms of the new stock options.

Principal and Selling Stockholders, page 90

62. Please revise to disclose here the nature of any position, office or other material relationship which any of the selling stockholders have had with you or with any of your predecessors or affiliates within the past three years pursuant to Item 507 of Regulation S-K.

63. Please advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

64. Please revise to indicate here or in your Underwriting section that the selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

Description of Capital Stock, page 92

65. Please include a discussion of your outstanding warrants here.

Underwriting, page 102

Options to Purchase Additional Shares, page 103

66. To the extent that the underwriters' option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among the shareholders here and on the prospectus cover page.

Financial Statements, page F-1

Note (9) Capital Stock and Warrants, page F-19

67. Reference is made to the second paragraph under this heading. You state that a stock warrant for 200,000 shares of common stock expired on September 1, 2011. However it appears, from the Related Party Transactions disclosures on page 86, that you may have replaced this warrant in March 2012. If our understanding is correct, please update the footnotes to also address the March 2012 warrant. Explain the reasons for its issuance and describe how the exercise price was determined.

68. As a related matter, please provide a table of the outstanding warrants as of the most recent balance sheet date.

Other

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

                        Sincerely,

                        /s/ Loan Lauren P. Nguyen

                        Loan Lauren P. Nguyen
                        Special Counsel

cc: Via E-mail
        Edward S. Best
        Mayer Brown LLP